Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

QAs on S-4 Filing and Plan of Reorganization to Post for All-AMR-Employee Access

April 15, 2013

All-Employee QAs (Jetnet)

Q. What is a Plan of Reorganization?

A Plan of Reorganization is a document that sets out the potential recoveries for various stakeholders with claims or rights against the Debtors so that we can complete our restructuring. It is sometimes referred to as the “POR” or “the Plan.” This Plan contemplates the completion of the merger of US Airways and AMR per our announced merger agreement.

Q. What is a Disclosure Statement?

AMR’s Disclosure Statement is a document that explains our business plans and allows our stakeholders to decide whether to vote to accept this Plan of Reorganization.

Q. What does the filing of this Plan mean for AMR?

This is another positive development for American. It is part of the formal Bankruptcy Court process to exit from Chapter 11.

Q. What is the process for AMR’s exit from Chapter 11?

First, the Bankruptcy Court must approve the Disclosure Statement. Once the Disclosure Statement has been filed with the Bankruptcy Court, we are asking the Bankruptcy Court to consider approval of our Disclosure Statement at a hearing set for May 30, 2013.

If the Bankruptcy Court approves our Disclosure Statement at or soon after that hearing, we’ll be sending out our Disclosure Statement and Plan to holders of claims or equity interests in the Debtors who are entitled to vote on the Plan under the Bankruptcy Code.

We will be asking the Bankruptcy Court to set a hearing to consider confirmation of our Plan for August 15, 2013.

Q. How will confirmation of the Plan coincide with our proposed merger being approved?

The Plan will be implemented and become effective concurrently with the completion of the merger process, which is outlined in the merger agreement.

Q. Is the proposed Plan that will be filed final, or can it be changed prior to the Bankruptcy Court’s confirmation of the Plan?

The Plan filed on April 15, 2013 may be amended or modified as we move towards Bankruptcy Court confirmation of it.

Q. Will this filing of the Plan have any effect on our flights or customers?

No. It is simply part of completing the legal process of our Chapter 11 reorganization.

Q. Will vendor payment terms change?

No. Filing the Plan does not impact payment terms.

Q. Where should I direct vendor/supplier calls about their claims and payments under the Plan? How will any claims from this group be treated?

Vendors and suppliers may contact GCG, AMR’s claims agent at (888) 285-9438 regarding a claim or may speak with their usual AMR contact. Information is also available at amrcaseinfo@gcginc.com. The Plan, which may be revised as we move through the process, once confirmed by the Bankruptcy Court, will set out how claims will be treated.

Q. What is the difference between AMR’s Plan of Reorganization and the Form S-4 registration statement filed by AMR and US Airways?

AMR’s Plan of Reorganization and accompanying Disclosure Statement are required by the Bankruptcy Code as part of our restructuring and exit from Chapter 11. Specifically, the Disclosure Statement provides our stakeholders information they need in order to vote on the Plan. This Plan contemplates the completion of the merger of US Airways and AMR per our announced merger agreement.

A Form S-4 registration statement (the Form S-4) can be filed by public companies with the Securities and Exchange Commission (SEC) to both register stock to be issued in connection with a merger and also to solicit the votes of stockholders needed to approve a merger. In the Form S-4 filed April 15, US Airways has included a proxy statement asking its stockholders to approve the merger and also asking them to approve additional housekeeping matters at its 2013 annual meeting. In the Form S-4, AMR (which will be renamed American Airlines Group Inc. immediately after the merger) has also registered common stock to be issued to US Airways stockholders in the merger. The Form S-4 contains important business and financial information about both AMR and US Airways.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 15, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 15, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.